SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 3)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Ancestry.com Inc.

(Name of the Issuer)

Ancestry.com Inc. Global Generations International Inc. Global Generations Merger Sub Inc. Anvilux 1 S.àr.l Anvilux 2 S.àr.l Permira IV Continuing L.P.1 Permira IV Continuing L.P.2	P4 Co-Investment L.P. Permira Holdings Limited Permira IV Managers L.P. Permira IV Managers Limited Permira Investments Limited Permira IV G.P. L.P. Permira IV GP Limited

Spectrum Equity Investors V, L.P.

Spectrum V Investment Managers’ Fund, L.P.

Spectrum Equity Investors III, L.P.

SEI III Entrepreneurs’ Fund, L.P.

Spectrum III Investment Managers’ Fund, L.P.

Mr. Timothy Sullivan

Mr. Howard Hochhauser

Purefoy, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032803 108

(CUSIP Number of Class of Securities)

Ancestry.com Inc. 360 West 4800 North Provo, Utah 84604 Facsimile: (801) 705-7010 Attn: William C. Stern	Spectrum Equity Investors 333 Middlefield Road, Suite 200 Menlo Park, California 94025 Facsimile: (415) 464-4601 Attn: Victor Parker	c/o Permira Advisers L.L.C. 64 Willow Place, Suite 101 Menlo Park, California 94025 Facsimile: (650) 853-0180 Attn: Brian Ruder

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Facsimile: (212) 403-2000 Attn: Andrew Nussbaum, Esq.	Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Facsimile: (212) 446-6460 Attn: Jeffrey Symons, Esq.	Fried, Frank, Harris, Shriver & Jacobson, LLP One New York Plaza New York, New York 10004 Facsimile: (212) 859-4000 Attn: Robert Schwenkel, Esq.

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	$1,554,391,459	Amount of filing fee	$212,019.00

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $212,019.00 was determined by multiplying 0.0001364 by the aggregate merger consideration of $1,554,391,459. The aggregate merger consideration was calculated by multiplying the 43,237,883 outstanding shares of common stock and the 1,917,846 outstanding restricted stock units to be acquired pursuant to the merger by the per share merger consideration of $32.00, and adding the foregoing sum to (i) $330,000 (the amount of stock-based compensation that may be issued prior to the closing of the merger) and (ii) the product obtained by multiplying 5,162,240, representing the number of outstanding employee stock options, by $21.13, representing the per share merger consideration of $32.00 less the $10.87 weighted average exercise price of the outstanding employee stock options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$212,019.00	Filing Party:	Ancestry.com Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	October 30, 2012

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Ancestry.com Inc., a Delaware corporation (the “Company”), (ii) Global Generations International, Inc., a Delaware corporation (“Parent”), (iii) Global Generations Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) Anvilux 1 S.àr.l, a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg, (v) Anvilux 2 S.àr.l, a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg, (vi) Permira IV Continuing L.P.1, a limited partnership registered in Guernsey, (vii) Permira IV Continuing L.P.2, a limited partnership registered in Guernsey, (viii) Permira Investments Limited, a limited company incorporated in Guernsey, acting through its nominee Permira Nominees Limited, (ix) P4 Co-Investment L.P., a limited partnership registered in Guernsey, (x) Permira Holdings Limited, a limited company incorporated in Guernsey, (xi) Permira IV Managers L.P., a limited partnership registered in Guernsey, (xii) Permira IV Managers Limited, a limited company incorporated in Guernsey, (xiii) Permira IV G.P. L.P., a limited partnership registered in Guernsey, (xiv) Permira IV GP Limited, a limited company incorporated in Guernsey, (xv) Spectrum Equity Investors V, L.P., a Delaware limited partnership, (xvi) Spectrum V Investment Managers’ Fund, L.P., a Delaware limited partnership, (xvii) Spectrum Equity Investors III, L.P., a Delaware limited partnership, (xviii) SEI III Entrepreneurs’ Fund, L.P., a Delaware limited partnership, (xix) Spectrum III Investment Managers’ Fund, L.P., a Delaware limited partnership, (xx) Mr. Timothy Sullivan, (xxi) Mr. Howard Hochhauser and (xxii) Purefoy, LLC (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 21, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger. Upon completion of the merger, each share of the Company’s common stock, par value $.001 per share (“Common Stock”) other than shares owned by the Company, Parent and Merger Sub, and holders who have properly demanded and not withdrawn a demand for appraisal rights, will be converted into the right to receive $32.00 per share in cash, without interest and less any required withholding taxes. Following the completion of the merger, the Common Stock will no longer be publicly traded, and holders of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

Ancestry.com Inc.

360 West 4800 North

Provo, Utah 84604

(801) 705-7000

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“Important Information Regarding Ancestry.com—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Ancestry.com—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Ancestry.com—Market Price of the Company’s Common Stock”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Ancestry.com—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Ancestry.com—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) - (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding Ancestry.com”

“The Parties to the Merger”

“Important Information Regarding Parent, Merger Sub, the Permira Filing Persons, Spectrum and the Rollover Investors”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options and Company RSU Awards”

“The Merger Agreement—Payment for the Common Stock in the Merger”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(2)(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Anticipated Accounting Treatment of the Merger”

(2)(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Rights of Appraisal”

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Interests of The Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock”

(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock”

Item 6. Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options and Company RSU Awards”

(c)(1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Company Stock Options and Company RSU Awards”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

“Special Factors—Interests of The Company’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Qatalyst Partners LP

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote For the Merger”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

Annex B—Opinion of Qatalyst Partners LP

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Qatalyst Partners LP”

“Where You Can Find Additional Information”

Annex B—Opinion of Qatalyst Partners LP

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and expenses”

“The Merger Agreement—Expenses”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Ancestry.com—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving Common Stock”

“Important Information Regarding Ancestry.com—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

“The Special Meeting—Required Vote”

“Agreements Involving Common Stock—Voting Agreement”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Permira Filing Persons, Parent and Merger Sub as to Fairness of the Merger”

“Special Factors—Spectrum’s Position as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Purposes and Reasons of the Merger for the Permira Filing Persons, Parent, Merger Sub, Spectrum and the Rollover Investors”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Ancestry.com—Historical Selected Financial Information”

“Important Information Regarding Ancestry.com—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

Regulation M-A Item 1011

(a) Agreements, regulatory requirements and legal proceedings: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Regulatory Approvals”

“Special Factors—Litigation”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement of Ancestry.com Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Ancestry.com Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated October 22, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed October 22, 2012 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated October 21, 2012, among Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Royal Bank of Canada and Global Generations International Inc.*

(c)(1) Opinion of Qatalyst Partners LP, dated October 18, 2012 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Materials Prepared for Discussion, dated June 22, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(3) Materials Prepared for Discussion, dated July 19, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(4) Materials Prepared for Discussion, dated August 7, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(5) Materials Prepared for Discussion, dated October 7, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(6) Materials Prepared for Discussion, dated October 18, 2012, presented by Qatalyst Partners LP to the Board of Directors of Ancestry.com Inc.*

(c)(7) Discussion Materials Regarding Alaska Alternatives, dated September 4, 2012, presented by Goldman, Sachs & Co. to the Board of Directors of Ancestry.com Inc.**

(d)(1) Agreement and Plan of Merger, dated October 21, 2012, by and among Ancestry.com Inc., Global Generations International Inc. and Global Generations Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Fee Funding Agreement, dated October 21, 2012, by and among Global Generations International Inc., Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, Permira Investments Limited and P4 Co-Investment L.P. and Ancestry.com Inc.*

(d)(3) Equity Commitment Letter, dated October 21, 2012, among Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, Permira Investments Limited, P4 Co-Investments L.P. and Global Generations International Inc.*

(d)(4) Equity Commitment Letter, dated October 21, 2012, among AlpInvest Partners Co-Investments 2009 C.V., AlpInvest Partners Co-Investments 2010 II C.V. and Global Generations International Inc.*

(d)(5) Equity Commitment Letter, dated October 21, 2012, among Jasmine Ventures Pte Ltd and Global Generations International Inc.*

(d)(6) Voting Agreement, dated October 21, 2012, by and among Global Generations International Inc., Spectrum Equity Investors V, L.P., Spectrum V Investment Managers’ Fund, L.P., Spectrum Equity Investors III, L.P., SEI III Entrepreneurs’ Fund, L.P. and Spectrum III Investment Managers’ Fund, L.P.*

(d)(7) Contribution Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Timothy Sullivan.*

(d)(8) Contribution Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Purefoy, LLC.*

(d)(9) Employee Rollover Stock Option Agreement, dated October 21, 2012, by and between Global Generations International, Inc. and Timothy Sullivan.*

(d)(10) Employee Rollover Stock Option Agreement, dated October 21, 2012, by and between Global Generations International, Inc. and Howard Hochhauser.*

(d)(11) Employee Rollover Restricted Stock Unit Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Timothy Sullivan.*

(d)(12) Employee Rollover Restricted Stock Unit Agreement, dated October 21, 2012, by and between Global Generations International Inc. and Howard Hochhauser.*

(d)(13) Contribution Agreement, dated October 21, 2012, by and among Global Generations International Inc. and Spectrum Equity Investors V, L.P.*

(d)(14) Interim Investors Agreement, dated October 21, 2012, by and among Permira IV Continuing L.P.1, Permira IV Continuing L.P. 2, Permira Investments Limited, P4 Co-Investment LP, AlpInvest Partners Co-Investments 2009 C.V., AlpInvest Partners Co-Investments 2010 II C.V., Jasmine Ventures Pte Ltd, Spectrum Equity Investors V, L.P., Timothy Sullivan, Purefoy, LLC, Howard Hochhauser and Global Generations International Inc.*

(d)(15) Assignment Agreement, dated October 22, 2012, by and among Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, Permira Investments Limited and P4 Co-Investment L.P., and Anvilux 1 S.à r.1. and Anvilux 2 S.à r.1.*

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

*	Previously filed on October 30, 2012
**	Previously filed on November 23, 2012

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2012

ANCESTRY.COM INC.

By:	/s/ William C. Stern
Name: William C. Stern Title: General Counsel

GLOBAL GENERATIONS INTERNATIONAL INC.

By:	/s/ Brian Ruder
Name: Brian Ruder Title: President, Chief Executive Officer and Secretary

GLOBAL GENERATIONS MERGER SUB INC.

By:	/s/ Brian Ruder
Name: Brian Ruder Title: President, Chief Executive Officer and Secretary

ANVILUX 1 S.À R.L.

By:	/s/ Severine Michel
Name: Severine Michel Title: Manager

ANVILUX 2 S.À R.L.

By:	/s/ Severine Michel
Name: Severine Michel Title: Manager

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV Managers Limited as general partner of	) Kees Jager
Permira IV Managers L.P. as	) Alternate Director
manager of Permira IV Continuing L.P.1)

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV Managers Limited as general partner of	) Kees Jager
Permira IV Managers L.P. as	) Alternate Director
manager of Permira IV Continuing L.P.2)

Signed by	) /s/ Kees Jager
for and on behalf of	) Kees Jager
Permira Nominees Limited as nominee for	) Alternate Director
Permira Investments Limited	)

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV GP Limited as general partner of	) Kees Jager
Permira IV G.P. L.P. as	) Alternate Director
general partner of P4 Co-Investment L.P.	)

Signed by	) /s/ John Marren
for and on behalf of	) John Marren
Permira Holdings Limited	) Director

SPECTRUM EQUITY INVESTORS V, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: Managing Director

SPECTRUM V INVESTMENT MANAGERS’ FUND, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: Managing Director

SPECTRUM EQUITY INVESTORS III, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: General Partner

SEI III ENTREPRENEURS’ FUND, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: Managing Director

SPECTRUM III INVESTMENT MANAGERS’ FUND, L.P.

By:	/s/ Randy J. Henderson
Name: Randy J. Henderson Title: General Partner

/s/ Timothy Sullivan
Timothy Sullivan

/s/ Howard Hochhauser
Howard Hochhauser

PUREFOY, LLC

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Title:	Manager

By:	/s/ Jane Sullivan
Name:	Jane Sullivan
Title:	Manager